                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                  -------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*


                         RESOURCES PENSION SHARES 5 L.P.
                    ----------------------------------------
                        (Name of Subject Company (Issuer)

                            BIGHORN ASSOCIATES II LLC
                    PRESIDIO CAPITAL INVESTMENT COMPANY, LLC
                    ----------------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                            LIMITED PARTNERSHIP UNITS
                    ----------------------------------------
                           (Title of Class Securities)

                                      None
                    ----------------------------------------
                       (CUSIP Number of Class Securities)

                          -----------------------------
                                MICHAEL L. ASHNER
                            BIGHORN ASSOCIATES II LLC
                           7 Bulfinch Place, Suite 500
                                  P.O. Box 9507
                           Boston, Massachusetts 02114
                                 (617) 570-4600

                                  -------------

                                    Copy To:
                              MARK I. FISHER, ESQ.
                              ROSENMAN & COLIN LLP
                               575 MADISON AVENUE
                            NEW YORK, NEW YORK 10022


--------------------------------------------------------------------------------
                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction Valuation*       $5,320,000          Amount of Filing Fee     $1,064
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 1,900,000 units of limited partnership interest of the subject partnership for $2.80 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[X]  Check the box if any part of the fee is offset as provided by Rule 0- 11
     (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      $1,064            Filing Party:     Bighorn Associates II LLC
                       --------------------                 -------------------------------
Form or Registration No.:    Schedule TO       Date Filed:       May 25, 2001
                         ------------------               ---------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             TENDER OFFER STATEMENT

     This statement (the "Statement") constitutes Amendment No. 2 to the Tender Offer Statement on Schedule TO of Bighorn Associates II LLC (the "Purchaser") and Presidio Capital Investment Company, LLC ("PCIC, and collectively, with the Purchaser, the "Bidders") relating to an offer to purchase units of limited partnership interest ("Units") of Resources Pension Shares 5 L.P. (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 25, 2001 (the "Offer to Purchase"), Supplement No. 1 to the Offer to Purchase dated June 21, 2001 ("Supplement No. 1") and the related Letter of Transmittal. The information in the Offer to Purchase as supplemented by Supplement No. 1 is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:

ITEM 1. SUMMARY TERM SHEET.

     Item 1 is hereby amended by adding the following:

     The disclosure set forth on the cover page to the offer to purchase is hereby amended by adding the following:

          "We are Bighorn Associates II LLC. We are owned and controlled by Presidio Capital Investment Company, LLC, the entity which indirectly owns and controls your general partners. Accordingly, we and your general partners are affiliates under the common control of Presidio Capital Investment Company, LLC."

ITEM 4. TERMS OF THE TRANSACTION.

     Item 4 is hereby amended by adding the following:

     1. The information set forth in the press release attached hereto as Exhibit (a)(5) is incorporated by reference herein.

     2. Notwithstanding anything to the contrary contained in Section 14 of the offer to purchase, the conditions of the offer listed in Section 14 must be satisfied or waived prior to the expiration date of the offer, and the Purchaser shall not be required to accept for payment or pay for any units and may terminate or amend the offer if, at any time on or after the date of the offer, and before the expiration date, any of the conditions listed in Section 14 exist.

     3. Subsection (d) of Section 14 of the offer to purchase is hereby amended and restated in its entirety to read as follows:

          "there shall have been threatened, instituted or pending any action or proceeding before any court or government agency or other regulatory or administrative agency or commission or by any other person challenging the acquisition of any units in our offer, or otherwise directly or indirectly relating to our offer, or otherwise, in our reasonable judgment, materially adversely affecting us or your partnership;"

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 7 is hereby amended by adding the following:


     The source of funds to be provided by PCIC is PCIC's working capital.

ITEM 12. EXHIBITS.

     Item 12 is hereby amended by adding the following, which is attached as
Exhibit:


     (a)(4) Supplement No. 1 to Offer to Purchase, dated June 22, 2001

     (a)(5) Press Release, dated June 22, 2001.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    BIGHORN ASSOCIATES II LLC

                                    By: Presidio Capital Investment
                                        Company, LLC, member


                                        By /s/ David King
                                          -------------------------
                                            David King
                                            President

                                    PRESIDIO CAPITAL INVESTMENT
                                    COMPANY, LLC


                                        By /s/ David King
                                          -------------------------
                                            David King
                                            President

Dated:  June 22, 2001